[LETTERHEAD OF ROGERS & HARDIN, LLP]

WRITER’S DIRECT DIAL NUMBER
(404) 420-4646
WRITER’S E-MAIL ADDRESS
LAG@RH-LAW.COM
August 17, 2006
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.

Re:	Verso Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A filed July 26, 2006
File No. 0-22190
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”), we hereby respond to comments of the Staff contained in the letter from Mark P. Shuman to Montgomery L. Bannerman dated August 9, 2006. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s August 9, 2006 comment letter.
Preliminary Proxy Statement on Schedule 14A
Information Concerning Solicitation and Voting, page 1
Voting Agreement, page 2
1.	As requested by the Staff, the Company will revise its disclosure to provide a materially complete description of the basic terms of the acquisition of Winslow Asset Holdings, LLC (“Winslow Asset Holdings”) and the material terms of the voting agreement with Winslow Asset Group, LLC and SCS Fund L.P.
Proposal 2, page 22
Purpose of Amendment, page 22
2.	Proposal 2 asks the Company’s shareholders to approve an amendment to the Company’s articles of incorporation (the “Articles”) to increase the number of authorized shares of the Company’s common stock (the “Common Stock”) to 120,000,000 (the

Securities and Exchange Commission
August 17, 2006

“Amendment”). The Company does not believe that it is required to provide disclose pursuant to Item 12 of Schedule 14A because Proposal 2 does not represent an action with respect to the modification of the Series C Preferred Stock or the issuance, or authorization for issuance, of shares of Common Stock in exchange for the Series C Preferred Stock.
Proposal 2 does not ask the Company’s shareholders to approve a modification of the Series C Preferred Stock because approval of the Amendment will not result in the amendment or modification of any of the rights, preferences, qualifications, designations or limitations of the Series C Preferred Stock set forth in the Statement of Rights of the Series C Preferred Stock included in the Articles (the “Statement of Rights”). Regardless of whether the Amendment is approved, the Series C Preferred Stock shall have the same rights, preferences, qualifications, designations and limitations as are currently in effect and set forth in the Statement of Rights.
Moreover, Proposal 2 does not ask the Company’s shareholders to approve an exchange of the Series C Preferred Stock for Common Stock because the Series C Preferred Stock is convertible into Common Stock pursuant to the existing terms of the Series C Preferred Stock regardless of whether the Amendment is approved. Approval of the Amendment only affects the manner in which the conversion occurs. Pursuant to the Statement of Rights (i) if the Amendment is approved, then the Series C Preferred Stock automatically converts into Common Stock; and (ii) if the Amendment is not approved, then the Series C Preferred Stock automatically becomes convertible at the option of the holder to the extent the Company has available authorized shares of Common Stock to permit such conversion. In fact, the Company believes that the Series C Preferred Stock likely will convert immediately after the shareholder meeting regardless of whether the Amendment is approved, and as of the date hereof, the Company has a sufficient number of authorized but unissued shares of Common Stock available to permit such conversion in full. As such, Proposal 2 does not seek to authorize for issuance securities in exchange for the Series C Preferred Stock and, hence, the disclosure required by Item 12 of Schedule 14A is not required.
Even if the Staff determines that Proposal 2 requires the disclosure of information pursuant to Item 12 of Schedule 14A, the Company does not believe that the disclosure required by Item 13(a) of Schedule 14A is material for the exercise of prudent judgment with respect to Proposal 2. The financial information and financial related information required by Item 13(a) of Schedule 14A would be material if the shareholders’ decision with respect to Proposal 2 involved an evaluation of the financial benefits and other consideration to be received by the Company in exchange for the issuance of Common Stock upon conversion of the Series C Preferred Stock. This evaluation is not applicable to Proposal 2 because the Company will not receive any additional financial benefits or

Securities and Exchange Commission
August 17, 2006

other consideration upon conversion of the Series C Preferred Stock. The Company obtained all such benefits and consideration at the time the Series C Preferred Stock was issued in connection with the acquisition of Winslow Asset Holdings (the “Acquisition”). The shareholders’ decision with respect to Proposal 2 does not involve a determination of whether the conversion of the Series C Preferred Stock is financially beneficial to the Company; rather, the shareholders’ decision with respect to Proposal 2 is merely a decision on the mechanism by which the Series C Preferred Stock shall convert, and the financial and financial related information required by Item 13(a) of Schedule 14A is not material or relevant to such decision. In this regard, we note that the Company is required to provide financial and pro forma information regarding the Acquisition on Form 8-K, which it intends to do by August 31, 2006.
As requested by the Staff, the Company will revise its disclosure to include a materially complete description of the terms of the Series C Preferred Stock.
3.	As requested by the Staff, the Company will revise its disclosure to include a materially complete description of the basic terms of the Company’s acquisition of substantially all of the operating assets of WSECI, Inc.
Proposal 4, page 32
Reasons for the Exchange Program, page 33
4.	In response to the Staff’s comment, the Company will revise its disclosure with respect to the eligible options.
     Any comments or questions regarding this letter should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.
Sincerely,
/s/ Lori Gelchion
Lori A. Gelchion

cc:	Anne Nguyen, Esq.
Rebekah Toton, Esq.